

82- SUBMISSIONS FACING SHEET


03029288

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advantage Energy Income Fund

*CURRENT ADDRESS Petro-Canada Centre
Suite 3100
150 - 6 Avenue SW
Calgary, Alberta T2P 3V7

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

FILE NO. 82- 34742 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☐
DEF 14A (PROXY)	☐	

OICF/BY: BBS

DATE: 8/14/03



ADVANTAGE

ENERGY INCOME FUND

82-34742

AR/S

12-31-02


AVN.UN
TSX - 2002 Daily Closing Price
$14
$8
January 1, 2002
$8.12
December 31, 2002
$13.00

2002 Annual Report

AVN.UN

TABLE OF CONTENTS

Finacial and Operating Highlights 2

Management's Message 3

Operations Review 6

Acquisitions & Development 6

Oil & Natural Gas Reserves 6

Asset Base - Major Properties 8

Management's Discussion & Analysis 14

Financial Statements 24

Corporate Information 36

Abbreviations ..... inside back cover

ANNUAL GENERAL MEETING

Advantage Energy Income Fund is pleased to invite its Unitholders and other interested parties to its Annual General Meeting to be held in the Devonian Room at the Calgary Petroleum Club, 319 - 5 Avenue SW, Calgary, Alberta on Wednesday May 28, 2003 commencing at 3:00 p.m. We ask those Unitholders unable to attend the meeting to please complete and return your Form of Proxy.

visit our website at www.advantageincome.com


Market Performance
11,000
10,073
Dow Jones Industrial
7,646
8,341
TSX Composite
6,614
5,000
January 1, 2002
December 31, 2002


AECO Natural Gas Prices
($/mcf)
$14.00
2001
2002
$0.00
January 1
December 31


Advantage 2002 Quarterly Production
(boe/d)
13
12,524
10,672
10,114
9,808
7
Q1
Q2
Q3
Q4

In spite of low commodity prices and market under-performance, Advantage Energy Income Fund had an exceptional year in 2002 providing Unitholders with a sector leading 81.4% total return.

Our success can be attributed to a number of factors including:

- **Low cost acquisitions of quality, long-life properties**
- **Successful, low risk development drilling**
- **Natural gas focus**

Advantage is committed to growth through the ongoing acquisition and development of properties in order to provide a superior rate of return to Unitholders.


AVN.UN
2002 Total Return
$15
90%
81.4%
Distributions
Unit price
$8
0%
January 1, 2002
$8.12
December 31, 2002
$14.73

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	Year ended December 31, 2002	May 24, 2001[4] to December 31, 2001
Financial		
Revenue before royalties	$ 97,837	$ 38,595
per Unit [1]	$ 3.64	$ 2.49
per boe	$ 24.85	$ 23.53
Cash flow from operations	$ 53,652	$ 20,342
per Unit [1]	$ 1.99	$ 1.31
per boe	$ 13.63	$ 12.39
Cash available for distribution [3]	$ 52,537	$ 20,342
per Unit [2]	$ 1.94	$ 1.31
per boe	$ 13.34	$ 12.39
Net income	$ 12,095	$ 9,567
per Unit [1]	$ 0.41	$ 0.62
Cash distributions	$ 46,883	$ 22,099
per Unit [2]	$ 1.73	$ 1.45
Working capital (deficit)	$ (7,057)	$ (5,101)
Bank debt	$ 114,222	$ 23,167
Convertible debentures	55,000	-
Operating		
Production		
Natural gas (mcf/d)	47,753	26,613
Light oil and NGLs (bbls/d)	2,255	1,826
Heavy oil (bbls/d)	573	1,128
Total boe/d @ 6:1	10,787	7,390
Average prices (including hedging)		
Natural gas ($/mcf)	$ 3.71	$ 3.43
Light oil & NGLs ($/bbl)	$ 33.68	$ 31.53
Heavy oil ($/bbl)	$ 25.71	$ 22.27
Reserves (mboe)		
Total proven	40,442	35,348
Established (proven plus 50% probable)	51,181	41,292
Established reserve life index (years)	10.9	10.5
Supplemental		
Trust Units outstanding at end of period	27,099	24,599
Trust Units issuable for Convertible Debentures	4,135	-
Trust Units outstanding and issuable for Convertible Debentures at end of period	31,234	24,599
Weighted average Units	26,900	15,495

[1] based on weighted average trust units

[2] based on number of trust units outstanding at each cash distribution date

[3] cash flow from operations less interest on convertible debentures

[4] inception of the Fund was May 24, 2001

MANAGEMENT'S MESSAGE TO UNITHOLDERS

HISTORY AND MANAGEMENT TEAM

- Advantage Energy Income Fund was created on May 23, 2001 upon the conversion of Search Energy Corp. into a royalty trust.
- The Fund is managed by Advantage Investment Management Ltd., a privately held management company.
- Prior to forming Advantage the four principals of the management company were senior executives within the "Enerplus Group".
- As a group, the management team has over 45 years of experience in the royalty trust sector including:
  - Finance, capital markets and investor relations,
  - Over $3 billion of corporate and asset acquisitions, and
  - Production, operations and exploitation.

ACTIVITY SINCE INCEPTION

- Since its inception on May 23, 2001, Advantage has been extremely active having incurred total capital expenditures of $243.8 million with $104 million expended in 2002.
- The Fund conducted a very active property development program during 2002 expending a total of $42.7 million on drilling, completion and facility construction. These activities were directed mainly to converting proved undeveloped and probable reserves to proved developed producing reserves which led to significant increases in production at a low cost.
- On the acquisition front, the Fund completed the acquisition of Best Pacific Resources Ltd. on November 18, 2002 at a total cost of $53.4 million. The acquisition added total established reserves of 8.5 million boe comprised of 29.7 bcf of natural gas and 3.6 million barrels of oil and natural gas liquids for a net cost of $6.25 per boe.
- In addition, the Fund exchanged all of its producing heavy oil assets for natural gas properties which resulted in a net decline of 0.6 mmboe in established reserves but a significant increase in value due to the higher quality of the reserves acquired.
- As a result of the above activities the Fund added 13.8 million boe of reserves during 2002 at a net cost of $7.52 per established boe.
- Since its inception, Advantage has added 40.6 mmboe of established reserves at a net cost of $6.01 per boe replacing 661% of cumulative production.
- The Trust's major development activities in 2002 included development drilling, completions and tie-ins at Medicine Hat, Vermilion, Acheson, Wainwright and Puskwaskau.

ACTIVITY SUMMARY

($ millions except per boe amounts)

	2002	2001	Total Since Inception
Acquisitions	$ 61.3	$ 130.1	$ 191.4
Development			
• Drilling, recompletions facilities, etc.	42.7	9.7	52.4
Total	$ 104.0	$ 139.8	$ 243.8
Established Reserve additions (mmboe @ 6:1)	13.8	26.8	40.6
Acquisition & Development Cost per boe	$ 7.52	$ 5.22	$ 6.01

Production



Established Reserve Life Index
(years)
54%
7.1
10.5
10.9
Inception May 2001
December 31 2001
December 31 2002

- Daily Production increased by 46% during 2002 to 10,787 boe/d from 7,390 boe/d in 2001.
- The Q4 2002 production rate averaged 12,524 boe/d up 55% from Q4 2001 due to successful drilling programs conducted at Medicine Hat and Vermilion combined with the acquisition of Best Pacific and Gascan.
- The success of the Fund's drilling and development program is demonstrated by the consistent increases in quarterly production per fully diluted Trust Unit production which occurred throughout 2002.

Impact on Reserves

Total Established Reserves

- Established reserves increased by 24% in 2002 to 51.2 million boe from 41.3 million boe in 2001 which replaced 353% of annual production.
- As part of its overall strategy the Fund eliminated its exposure to heavy oil during the third quarter of 2002 in order to focus our energies on the acquisition and development of natural gas and light oil properties.
- Since its inception, the Fund's total established reserves of natural gas have increased by 273% from 59.8 bcf to 223.1 bcf, with light oil and natural gas liquids reserves up 396% from 2.8 million bbls to 14.0 million bbls.

Reserves per Advantage Trust Unit

- The Fund's acquisition and development program has been highly successful resulting in a net increase in reserves per fully diluted Trust Unit from 1.30 boe per Unit at inception to 1.64 boe per Unit at the end of 2002.
- Unitholders now have 1.19 boe per Unit of natural gas up from 0.77 per Unit at inception, while light oil and natural gas liquids reserves have risen from 0.22 boe per Unit at inception to 0.45 boe per Unit at the end of 2002.
- In addition, the Fund's established reserve life index continues to improve rising by 54% to 10.9 years at the end of 2002 from its initial level at inception of only 7.1 years.
- The Fund will continue to focus its acquisition and development efforts on long-life properties with a bias towards natural gas.



Total Established Reserves
(mmboe)
Heavy oil
Light oil & NGLs
Natural gas
207%
16.7
24%
17%
59%
41.3
6%
25%
69%
51.2
27%
73%
Inception May 2001
December 31 2001
December 31 2002



Established Reserves per Unit
(boe per Unit)
Heavy oil
Light oil & NGLs
Natural gas
26%
1.30
0.31
0.22
0.77
1.52
0.09
0.38
1.05
1.64
0.45
1.19
Inception May 2001
December 31 2001
December 31 2002



2002 Production per Unit
(boe/d per 100,000 Units)
19%
36
37
39
43
Q1
Q2
Q3
Q4

2003 Outlook

Capital Expenditures

2003 Capital Expenditure Budget
$35 million


88% Natural Gas
12%
Crude Oil

- The Board of Directors of the Fund has approved a capital expenditure budget of $35 million for 2003.
- The majority of these expenditures will be directed towards the ongoing development of the Fund's extensive shallow natural gas holdings. The 2003 development program consists of the following:
  - Drill 107 shallow depth natural gas wells,
  - Drill six medium risk light oil wells,
  - Complete and tie-in eight net shut-in natural gas wells, and
  - Recomplete ten net natural gas wells.
- At the time of writing, the Fund has drilled 35 net natural gas wells and 3.5 net oil wells during Q1 2003 with a 100% success rate. An additional 11 natural gas wells will be drilled in April, 2003 and the entire 46 well program should be tied-in and onstream by early May.

Commodity Prices

- North American inventories of natural gas were drawn down significantly during the past winter to record low levels at the end of the heating season. As a result, natural gas prices have steadily increased and currently trade on the NYMEX in the US$5.60 to US$5.90 per mcf range as compared to the 2002 average price of US$3.25 per mcf.
- The natural gas industry faces a significant challenge in rebuilding stocks by November 1, 2003 for next winter's heating season due to the increased decline rate for new drilling and the apparent lack of drillable prospects in the U.S.
- Advantage is well positioned to benefit from strengthening natural gas markets in 2003 due to our 77% natural gas weighting and significant inventory of low risk drilling projects.
- Crude oil prices have come off their recent war related highs to their current level of approximately US$27.50 per barrel. Like natural gas, global inventories of crude oil and related products have been drawn down to record low levels due to the combination of a cold North American winter and production interruptions in Iraq, Venezuela and Nigeria.
- We believe that the combination of i) low inventory levels and ii) the reduced level of surplus capacity within OPEC will result in oil prices remaining in the US$25.00 to US$30.00 per barrel range in 2003.

As a final remark, we wish to thank all of the employees and the Board of Directors at Advantage for their support and outstanding performance during our second year of operation and look forward to continued success in 2003.

Kelly I. Drader, CA
President and Chief Executive Officer
April 15, 2002

Patrick J. Cairns
Senior Vice President

Operations Review

Acquisitions and Development

Since its inception in May 2001, Advantage has acquired strategic assets which possess significant exploitable upside potential. Key to this acquisition strategy is to expediently exploit these assets and develop each additional reserve for a fractional cost of purchasing. With this strategy, the Fund completed two significant corporate acquisitions, Due West Resources and Gascan Resources in 2001. The resultant development opportunities led to an extremely active 2002 drilling program. Additionally, in 2002, the Fund enhanced its reserve/production base by exchanging essentially all its heavy oil assets for natural gas reserves. These natural gas reserves were a consolidation of Advantage's working interest in a core operated area. Lastly, just prior to 2002 year end, Advantage realized its third corporate acquisition with the purchase of Best Pacific Resources Ltd. This approach resulted in a finding, development and acquisition cost of $6.01 per boe of established reserves since inception. These costs are estimated to be 50% of our income trust peer group. Combined with ongoing projects from previous acquisitions, the Best Pacific purchase assures the Fund will have low cost reserves available to replace production through 2003 and well into 2004.

This exploitation mandate was rewarded by rapid production growth in 2002 of 46% over the previous year along with a 24% increase in established reserves. The Fund increased its established reserve life index (RLI) from 10.5 to 10.9 years. Since inception, established reserves have increased by 40.6 million boe with a resulting increase of RLI of 54%.

In 2002, the Fund participated in 121 net wells, resulting in 110 net gas wells, 8 net oil wells and 3 net abandonments. The overall drilling success was 98% with an average net working interest of 91%. Total established reserve additions replaced 353% of annual production at a cost of $7.52/boe. More importantly, Advantage has increased its established reserves on a per unit basis from 1.30 boe/unit at inception to 1.64 boe/unit at January 1, 2003.

The Fund will continue with low cost development projects in 2003 in its key existing core areas at Medicine Hat, Wainwright and Vermilion. The acquisition of Best Pacific continues the successful exploitation strategy with over 100 low risk drilling locations identified at Shouldice and Benson. The Best Pacific portfolio includes established reserves of 8.5 million boe along with 3,000 miles of 2D seismic, 205 square miles of 3D seismic and 155,000 acres of land.

Oil & Natural Gas Reserves

Advantage's year end established reserves were 51.2 mmboe, a 24% increase over December 31, 2001. Total proved producing reserves increased 38% to 31.7 mmboe. Approximately 79% of established reserves are classified as proven.

Advantage's crude oil, natural gas and NGLs reserves were evaluated as of December 31, 2002 by the independent engineering firm of Sproule Associates Limited ("Sproule"). Sproule evaluated 86% (based on value) of the established reserves with the balance being evaluated by in-house engineers. The Sproule evaluation was reviewed and recommended by Advantage's Independent Reserve Evaluation Committee as appointed by the Board of Directors. This committee, consisting exclusively of independent Directors, is responsible for review of reserve additions, principle assumptions and methodology upon which the report is based. All estimates of future net production revenues set forth in the accompanying tables are stated without provision for income taxes, general and administrative costs and management fees.

RESERVES SUMMARY

	Crude Oil & NGLs mbbl	Natural Gas bcf	Total mboe	Present Value ($000) 10%	12%
Proven producing	9,297	134.3	31,675	372.8	350.8
Total proven	10,709	178.4	40,441	474.1	445.3
Total probable (risked at 50%)	3,286	44.7	10,739	71.8	63.4
Total established reserves at December 31, 2002	13,995	223.1	51,180	$ 545.9	$ 508.7

RESERVES RECONCILIATION

	Crude Oil mbbl		NGLs mbbl		Natural Gas bcf		Established
	proved	probable*	proved	probable*	proved	probable*	mboe
Reserves at December 31, 2001 [1]	8,656	2,864	1,120	110	153.4	17.8	41,293
Acquisitions	2,278	995	286	63	23.9	6.3	8,650
Divestments	(1,328)	(884)	-	-	-	-	(2,212)
Production	(889)	-	(144)	-	(17.4)	-	(3,938)
Development, revisions	447	(430)	283	568	18.5	20.6	7,388
Reserves at December 31, 2002	9,164	2,545	1,545	741	178.4	44.7	51,180

*Probable reserves risked at 50%

[1] Includes the Gascan acquisition

NET ASSET VALUE

($000, except per Unit amounts)	10%	12%
Present value of established reserves at December 31, 2002	$ 545,924	$ 508,692
Undeveloped acreage and seismic [1]	17,800	17,800
Working capital (deficit) net of Cash distributions payable to Unitholders	(2,179)	(2,179)
Bank debt	(114,222)	(114,222)
Net asset value	$ 447,323	$ 410,091
Net asset value per Unit [2]	$ 14.32	$ 13.13

[1] Land at $50 per acre

[2] Based on fully diluted Units converting outstanding debentures at $13.30 per Trust Unit.

PRICING ASSUMPTIONS [1]

The present value of future cash flow at December 31, 2002 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next five years are summarized in the table below:

Year	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $Cdn/bbl	Alberta Plantgate Natural Gas $Cdn/mmbtu	Henry Hub Natural Gas $US/mmbtu
2003	$ 31.96	$ 46.19	$ 7.17	$ 5.80
2004	$ 25.89	$ 37.20	$ 6.17	$ 4.80
2005	$ 21.63	$ 30.64	$ 4.33	$ 3.61
2006	$ 21.96	$ 31.17	$ 4.43	$ 3.66
2007	$ 22.29	$ 31.68	$ 4.49	$ 3.72

[1] Sproule Associates Limited price forecast effective April 1, 2003

ASSET BASE - MAJOR PROPERTIES

The majority of Advantage's production and reserves are concentrated within four operating/producing areas located in the province of Alberta, northeast British Columbia and southeast Saskatchewan. Advantage operates approximately 80% of its production base, which allows the Fund to control the nature and timing of future capital expenditures.

The largest property in terms of reserves, representing 29% of the Fund's established reserve base, is at Medicine Hat. This long life, shallow natural gas property, situated just north of the City of Medicine Hat was acquired in the Gascan acquisition effective January 1, 2002. The Fund's other shall gas properties are at Wainwright and Shouldice which, combined with Medicine Hat, represent 55% of the Fund's total natural gas reserves. The Fund will focus on developing these low risk shallow gas properties in 2003 with 75% of the capital budget directed to these projects.

The Fund's top 10 properties represent 75% of established reserves and net asset value of the Company. The property base is well diversified both geographically and by reservoir type.


Alberta
Saskatchewan
Stoddart
Boundary Lake
Grande Prairie
Acheson
Vermilion
Edmonton
Jasper
Pembina
Wainwright
Willesden Green
Red Deer
Saskatoon
Banff
Shouldice
Calgary
Natural gas
Crude oil
Medicine Hat
Regina
Medicine Hat
Lethbridge
Southeast Saskatchewan

RESERVES BY AREA

	Established Reserves				2002 Exit Production				
	Oil & NGLs mbbl	Natural Gas bcf	Total mboe		Oil & NGLs bbls/d	Natural Gas mcf/d	Total boe/d		Reserve Life Index
Northern Area	5,200	41.6	12,145	24%	1,035	11,545	2,959	23%	11.2
Central Area	5,760	63.8	16,370	32%	1,165	26,125	5,519	43%	8.1
Southern Area	860	117.0	20,390	40%	165	21,050	3,674	28%	15.2
S.E. Saskatchewan	2,175	0.6	2,275	4%	695	320	748	6%	8.3
Total	13,995	223.1	51,180	100%	3,060	59,040	12,900	100%	10.9

MEDICINE HAT, ALBERTA

The Medicine Hat natural gas property comprises 24 sections of 100% working interest lands, located 20 km north of the City of Medicine Hat. Natural gas is produced on a co-mingled basis from shallow depth sand reservoirs within the Milk River and Medicine Hat Formations. Natural gas production of 18.3 mmcf/d from 213 wells is gathered into a central compression and dehydration facility operated by Advantage and sold into the TransCanada pipeline system.


R.5
R.4
R.3W4M
T.15
T.14
2002 wells drilled
2003 Q1 drilling program

During 2002, 98 new wells were drilled, completed and tied in. In addition, the Fund recompleted 19 wells by perforation and fracture stimulations of additional zones. Compression capacity was increased by 5 mmcf/d to accommodate the growth in production. Subsequent to year end, an additional 32 wells will be drilled and are expected to be brought onstream during the second quarter of 2003. Advantage has identified 30 additional locations for drilling later in 2003.

The Sproule report assigned proven reserves of 80.2 bcf of natural gas and 8.2 bcf of risked probable reserves to this property.

SHOULDICE, ALBERTA

The Shouldice property, situated 45 km southeast of Calgary, consists of 34 sections of land with an average working interest of about 75%. Subsequent to year end, the Fund acquired additional interests in this property increasing it's average working interest to approximately 85%. Natural gas production of 3.4 mmcf/d is produced from the Medicine Hat sand in about 70 wells, along with various Belly River Formation sands on a commingled basis in several of these wells. Liquids production of 57 bbls/d comes from eight wells producing out of the much deeper Glauconite Formation. Both natural gas and crude oil are produced and gathered through company owned


R.23
R.22W4M
T.21
T.20

facilities of varying working interests. This property is currently being down-spaced to allow for additional wells per section in the Medicine Hat and Belly River zones. The Fund has identified up to 20 existing wells for Belly River completions. In addition, up to 100 new wells could be drilled which will all target the Medicine Hat Formation. Many wells will encounter Belly River sands while drilling down to the deeper Medicine Hat zone. As well, the Milk River Formation which lies just above the Medicine Hat Formation, is currently being evaluated in selected existing wells. The Milk River will require significant additional compression but is present in a thick blanket of sands in all the wells.

Development of this property, just acquired in the fourth quarter acquisition of Best Pacific will constitute approximately 15% of the Fund's 2003 capital program.

The Sproule report assigned proven reserves of 17 bcf of natural gas and an additional 3.3 bcf of risked probable reserves to this property.

WAINWRIGHT, ALBERTA

The Wainwright property, consisting of approximately 175 sections of land with an average working interest over 80%, is centered 40 km northwest of Wainwright, Alberta. Natural gas production of 5.7 mmcf/d is derived from multiple zones within the Mannville Group and Viking Formations. All production occurs from shallow depths of between 450 and 750 metres. The Fund operates 95% of its natural gas production in this area. Natural gas is gathered and compressed at three Advantage operated compressor sites and delivered into the ATCO pipeline system.


R10W4
R5W4
T50
T45
Δ 2003 drilling program
3D seismic

Subsequent to year end, Advantage commenced a 12 well drilling program and anticipates that the wells will be drilled, cased and tied in by early May. This program targeted a combination of Viking and Upper Mannville zones which gives the combined benefit of high initial rate from short life zones that pay out the well costs quickly, along with lower rate, long life reserves which provide for stable production well into the future. All of the locations were selected using 3D seismic covering 110 sections. A drilling program of similar size is being planned for the second half of 2003.

The Sproule report assigned proven reserves of 10.3 bcf of natural gas and 4.5 bcf of risked probable reserves to this property.

VERMILION, ALBERTA

The Vermilion property lies immediately north of the Wainwright area, 10 km northwest of the town of Vermilion. By way of a farm-in arrangement with an industry partner, the Fund has access to approximately 200 sections of land and has extended this farm-in arrangement for three years. Drilling locations continue to be evaluated with seismic and geological mapping and will be selected on a rolling option basis throughout the upcoming year. This area continues to offer low cost, high rate multi zone locations and, similar to Wainwright, production is occurring at shallow depths of between 550 and 800 meters.


R12W4
R7W4
Compressor Station
* 2002/03 wells drilled
T56
Plain Project
Mannville Project
T51

Through a property exchange arrangement during 2002, the Fund traded essentially all of its heavy oil production, located mainly in the Wainwright area, for the remaining 50% interest in all the gas wells drilled to that date in the Mannville and Plain projects within the Vermilion area.

Natural gas production at Mannville is 6.7 mmcf/d from eight wells. The Fund is in the process of tying in four additional wells drilled in late 2002 and early 2003. Five additional locations have been identified for further drilling, later this year. The majority of the wells at Mannville were identified using 22 sections of contiguous proprietary 3D seismic. In the Plain project area, four wells produce a total of 4.3 mmcf/d through a facility operated by a midstream processing company. The Fund recently invested in a six section 3D seismic program at North Plain which has resulted in five drilling locations and three additional contingent locations. Several of these locations are being prepared for drilling in the second quarter, immediately following spring break-up. At South Plain, an additional area has been selected for seismic evaluation later in 2003.

The Sproule report assigned proven reserves of 16.3 bcf of natural gas and 6.7 bcf of risked probable reserves to this property.

SOUTHEAST SASKATCHEWAN

The properties in this area were acquired in the fourth quarter of 2002 with the purchase of Best Pacific Resources Ltd. Production of 600 bbls/d comes from the Mississippian aged reservoirs of the Midale and Frobisher Formations. Production is from four principal producing areas including Benson, Glen Ewen, Steelman and Workman.

Benson produces from the Midale Formation which is typified stable rates of production and long life reserves. Glen Ewen produces from Frobisher zones which are typified by high rate and lower reserve life index reserves. Advantage's 2003 capital program in Saskatchewan will be concentrated primarily in the Benson area.

Benson, Saskatchewan

The Benson property is located in southeast Saskatchewan, about 60 km southeast of Weyburn, where seven sections of 100% working interest lands have been assembled. The property currently has four oil wells which collectively produce 125 bbls/d of light crude oil from the Midale Formation. Four additional successful oil wells were drilled in the first quarter of 2003 at locations identified with 3D seismic. Based on the success of these wells, four step-out locations have been identified for drilling later in 2003. If successful, these four wells will set up numerous additional step-out locations.

The Sproule report assigned proven oil reserves of 289 mbbls and 51 mbbls of risked probable as of December 31, 2002 and does not include reserves associated with the four subsequent wells drilled in the first quarter of 2003.


R.10
R.9W2M
T.6
Midale Field
• existing wells
△ 2003 Q1 drilling program
▽ additional 2003 locations
T.5

STODDART NORTH PINE, BRITISH COLUMBIA

The Stoddart North Pine area lies immediately northwest of the town of Fort St. John in northeast British Columbia. The area contains multiple producing horizons, predominantly natural gas from the Permian, Belloy Formation and oil from the Triassic, Charlie Lake Formation. Advantage owns an interest in 30 producing wells (22 net) in the area. Advantage operates approximately 80% of the natural gas production and has a 40% working interest in the non-operated oil production. Net production from this area is 4.0 mmcf/d of natural gas and 244 bbls/d of light oil and NGLs. The area includes 12,000 gross (9,176 net) acres of undeveloped land.

Sproule assigns 11.8 bcf of proven natural gas reserves and 398 mbbls of proven crude oil and NGLs to this property. In addition 12.5 bcf of probable natural gas reserves and 413 mbbls of probable crude oil and NGLs reserves (risked at 50%) have been assigned to this property.

LONG LIFE LEGACY UNITS

Advantage has ownership in 10 long life units which make up 16% of the Fund's established reserve base. Their established reserve life index, in aggregate, is 25 years. The long life legacy units are comprised of some of the most sought after units in the Western Canadian Basin. These include the Boundary Lake Units No. 1 and 2, Turner Valley Unit No. 7, North Pembina Cardium Unit No. 1, Pembina Rose Creek Cardium Unit, Sunset Triassic Unit, Steelman Unit No. 3, Alexis Banff "A" Unit, Inga Unit No. 3 and the Ferrybank Belly River Gas Unit.

Total established reserves of 8.1 million boe have been assigned to these long life units.

ENVIRONMENT, HEALTH AND SAFETY

Advantage is committed to providing a safe working environment for employees, consultants, contractors and the general public and to minimizing the environmental impact of its operations. With this commitment, Advantage will continuously review and improve policies required to maintain and ensure an ongoing excellence. Advantage is aware of environmental regulations on the release of emissions produced in association with its crude oil and natural gas operations, and believes it is in compliance with all required legislation and is taking steps to ensure this compliance is maintained. As well, Advantage is in compliance with the Alberta Energy Utilities Board in Alberta, the Oil & Gas Council in British Columbia and the Saskatchewan Industrial Resources in Saskatchewan.

LAND INVENTORY AT DECEMBER 31, 2002

	Developed Acres		Undeveloped Acres	
	Gross	Net	Gross	Net
Alberta	502,611	195,885	352,804	173,754
British Columbia	92,561	18,656	30,836	13,322
Saskatchewan	8,689	3,931	104,662	98,976
Total	603,861	218,472	488,302	286,052

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD & A") provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the year ended December 31, 2002 and should be read in conjunction with the audited consolidated financial statements. Results for 2002 will be compared to the period May 24 to December 31, 2001 which was the Fund's first period of operation.

All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Advantage was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. into an income fund. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2002 amounted to $46.9 million or $1.73 per Unit. Since inception, the Fund has distributed $69.0 million or $3.18 per Unit. The level of the monthly distributions are dependent on the Fund's current level of production and prevailing commodity prices. With the improvement in commodity prices late in 2002 and the growth in Advantage's production, the Fund has increased its monthly distribution by 77% from the September 2002 distribution of $0.13 per unit to the February 2003 distribution of $0.23 per unit. Cash distributions are announced on a monthly basis and are based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2002 Monthly Distributions

Cash distributions to Unitholders were declared as follows:

Period ended	Payment date	Distribution per Unit	Taxable Amount per Unit	Return of Capital per Unit
Jan. 31, 2002	Feb. 15, 2002	$ 0.1500	$ 0.0945	$ 0.0555
Feb. 28, 2002	Mar. 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Mar. 31, 2002	Apr. 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Apr. 30, 2002	May 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
May 31, 2002	June 17, 2002	$ 0.1300	$ 0.0819	$ 0.0481
June 30, 2002	July 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
July 31, 2002	Aug. 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Aug. 31, 2002	Sept. 16, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Sept. 30, 2002	Oct. 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Oct. 31, 2002	Nov. 15 2002	$ 0.1800	$ 0.1134	$ 0.0666
Nov. 30, 2002	Dec. 16, 2002	$ 0.1800	$ 0.1134	$ 0.0666
Dec. 31, 2002	Jan. 15, 2003	$ 0.1800	$ 0.1134	$ 0.0666
		$ 1.7300	$ 1.0899	$ 0.6401

PRODUCTION

Natural gas production for the period ended December 31, 2002 averaged 47.8 mmcf/d, an improvement of 79% over the 26.6 mmcf/d produced in 2001. The increase in gas production over 2001 was the result of the acquisition of Gascan Resources on January 1, 2002 and a successful drilling program. The Gascan acquisition added approximately 8.3 mmcf/d while drilling at Medicine Hat added an average of 6.5 mmcf/d for 2002. During the fourth quarter of 2002, the Medicine Hat property was producing approximately 19.3 mmcf/d up from the first quarter average of 5.2 mmcf/d. Drilling at Vermilion, Alberta added, on average, approximately 4.9 mmcf/d in 2002. Included in 2002 natural gas production was approximately 0.7 mmcf/d related to the Best Pacific acquisition which closed on November 18, 2002. At the time of the acquisition, Best Pacific was producing approximately 5.5 mmcf/d of natural gas.

Oil and NGLs production averaged 2,828 bbls/d, a 4% decrease compared with the 2,954 bbls/d produced in 2001. Lower production in 2002 was the result of the disposition of substantially all of the Fund's heavy oil production on September 1, 2002. The Fund's heavy oil production was exchanged for increased production and working interests in the Fund's Vermilion natural gas property. Light oil and NGLs production in 2002 averaged 2,255 bbls/d, an increase of 23% over the 1,826 bbls/d produced 2001. Increases in light oil and NGLs production in 2002 was the result of the acquisition of approximately 340 bbls/d of production from Gascan on January 1, 2002 and drilling at Acheson, Alberta. In addition, the acquisition of Best Pacific which was effective November 18, 2002 added, on average, 120 bbls/d of crude oil and NGLs production. Total light oil and NGLs production acquired from Best Pacific amounted to approximately 1,050 bbls/d. Heavy oil production in 2002 averaged 573 bbls/d compared to 1,128 bbls/d in 2001.

Daily Production

	2002	2001	% Change
Natural gas (mcf/d)	47,753	26,613	79 %
Light oil & NGLs (bbls/d)	2,255	1,826	23 %
Heavy oil (bbls/d)	573	1,128	(49)%
Total (boe/d)	10,787	7,390	46 %

COMMODITY PRICES & MARKETING

Natural Gas


Natural Gas Prices
(AECO Monthly Index Cdn$/mcf)
$14
$13.58
$10.08
$2.75
$2
2001
2002
2003

Natural gas prices for the year ended December 31, 2002 averaged $3.85/mcf ($3.71/mcf including hedging), compared to $3.42/mcf ($3.43/mcf including hedging) in the period ending 2001. Advantage's natural gas hedging program resulted in losses of $2.4 million in 2002 or $0.14/mcf. Natural gas prices during 2002 were relatively weak as a result of record storage levels following a mild 2001/2002 winter and reduced demand caused by an economic downturn. Late in 2002, prices strengthened as a result of a significant draw on natural gas storage inventories that reflected a cold winter in northeast North America and the reduced supply of natural gas. The supply reduction is due to the decline in drilling activity that resulted from the weakening of prices that occurred in 2001 and 2002 as well as increased decline rates for natural gas production throughout Canada and the U.S. It is the Fund's belief that the recent strengthening of natural gas prices is reflective of the longer term supply and demand fundamentals of the natural gas market. The price the Fund receives on natural gas is primarily based on the AECO benchmark price with approximately 25% of production sold to aggregators and the remainder sold on the spot market. Advantage continues to focus on natural gas to take advantage of this market. Advantage's current production is weighted approximately 80% towards natural gas.

Average Prices - Natural Gas ($/mcf)

	2002	2001[1]	% Change
Advantage wellhead price	$ 3.85	$ 3.42	13%
Advantage hedged price	$ 3.71	$ 3.43	8 %
AECO monthly index	$ 4.05	$ 3.46	17 %

[1] seven moths ending December 31, 2001

Crude Oil

Crude oil and NGLs prices averaged $34.46/bbl ($32.07/bbl including hedging) in 2002 compared with $27.34/bbl ($27.99/bbl including hedging) in 2001. Included in crude oil sales is $2.5 million of oil hedging losses or $2.39/bbl. Light oil and natural gas liquids prices averaged $35.83/bbl compared to $30.47/bbl in 2001, while heavy oil prices averaged $29.03/bbl compared with $22.27/bbl in 2001. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality and transportation costs. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Many factors have affected the recent fluctuations in the price of WTI including the ongoing crisis in Iraq, OPEC production quotas, the oil workers strike in Venezuela, US storage inventory levels and changes in worldwide demand. The price of WTI averaged $26.10/bbl in 2002 compared to $24.20/bbl in the period ending December 31, 2001.

Average Prices - Crude Oil

	2002	2001[1]	% Change
Light oil & NGLś ($/bbl)	$ 35.83	$ 30.47	18 %
Heavy oil ($/bbl)	$ 29.03	$ 22.27	30 %
Oil & NGLs - including hedging ($/bbl)	$ 32.07	$ 27.99	15 %
WTI (US$/bbl)	$ 26.10	$ 24.20	8 %

[1] seven moths ending December 31, 2001

HEDGING

At December 31, 2002 the Fund had the following hedges in place:

Natural Gas - January to March 2003

Fixed price	18.5 mmcf/d
Price (average)	$4.99/mcf
Collar	22.7 mmcf/d
Floor price (average)	$5.01/mcf
Ceiling price (average)	$6.31/mcf

Crude Oil - January 2003

Fixed price	1,000 bbls/d
Price (average)	$43.57/bbl (WTI - US$27.75/bbl)

Crude Oil - January to September 2003

Collar	200 bbls/d
Floor price (average)	WTI – US$24.80/bbl
Ceiling price (average)	WTI – US$28.00/bbl

The Fund's natural gas hedges expired on March 31, 2003 with crude oil hedges substantially expired on January 31, 2003. Advantage continues to monitor market fundamentals with a view to layer-in additional hedges for the upcoming summer period for both natural gas and crude oil.

ROYALTIES

Crown royalties, freehold royalties and freehold mineral tax, net of Alberta Royalty Credit (ARC) for the year ended December 31, 2002 amounted to $17.3 million or 16.9% of revenue compared with $5.9 million or 15.5% of revenue in the period ending 2001. Total royalties are significantly higher in 2002 as a result of higher revenues from the inclusion of a full year of production and higher production rates. The increase in the royalty rate over 2001 is the result of higher commodity prices in 2002.

Royalties

	2002	2001	% Change
Total royalties, net of ARC ($000)	$17,344	$ 5,899	194 %
per BOE	$ 4.41	$ 3.60	23 %
As a percentage of revenue	16.9%	15.5%	-

OPERATING COSTS

Operating costs for the year ended December 31, 2002 amounted to $18.5 million or $4.70/boe compared with $7.9 million or $4.82/boe in the period ended December 31, 2001. The significant increase in operating cost amounts reflects the increased production levels in 2002 and the partial year results reported in the prior year from May 24, 2001, the inception date of the Fund. Per boe operating costs are 2% lower due to increased production at lower per boe operating cost properties at Medicine Hat and Vermilion and the disposition of higher per boe heavy oil properties, partially offset by higher operating cost properties acquired as part of the Best Pacific acquisition.

Operating Costs

	2002	2001	% Change
Operating costs ($000)	$18,486	$ 7,905	134 %
per boe	$ 4.70	$ 4.82	(2) %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2002 amounted to $2.6 million or $0.67/boe compared with $1.7 million or $1.03/boe in the period ended 2001. G&A expense per boe was 35% lower than 2001 due to a 46% increase in boe production without a corresponding increase in G&A expenditures.

Management fees for the year ended December 31, 2002 amounted to $0.9 million compared to $0.4 million for the period ended December 31, 2001. On a boe basis, management fees were $0.24/boe compared to $0.23/boe in 2001. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the average number of Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2002 the total return of the Fund was 84% based on an opening unit price of $8.04 per unit, a closing unit price of $13.07 per unit and cash distributions of $1.73 per unit for the year. This 84% return for Unitholders resulted in a performance fee of $16.5 million based on a total annual return to Unitholders of $179.4 million. On January 27, 2003 the Fund issued 1,102,163 Advantage Trust Units to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. No performance fee was paid for the period ended December 31, 2001. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

General and Administrative Expenses

	2002	2001	% Change
General and administrative expense ($000)	$ 2,624	$ 1,691	55 %
per BOE	$ 0.67	$ 1.03	(35) %
Management fees ($000)	$ 930	$ 372	150 %
per BOE	$ 0.24	$ 0.23	4 %
Employees at December 31	31	30	3 %

INTEREST

Interest expense for the year ended December 31, 2002 amounted to $4.3 million compared with $1.9 million for the period ended December 31, 2001. Higher interest expense in 2002 was the result of a higher average debt balance and due to the shorter reporting year in 2001.

NETBACKS

Netbacks ($/boe)

	2002		2001	
	($000s)	($/boe)	($000s)	($/boe)
Revenue	$ 102,717	$ 26.09	$ 38,119	$ 23.24
Hedging	(4,880)	(1.24)	476	0.29
Royalties	(17,344)	(4.41)	(5,899)	(3.60)
Operating costs	(18,486)	(4.70)	(7,905)	(4.82)
Operating	$ 62,007	$ 15.74	$ 24,791	$ 15.11
General and administrative	(2,624)	(0.67)	(1,691)	(1.03)
Management fees	(930)	(0.24)	(372)	(0.23)
Interest expense	(4,272)	(1.09)	(1,882)	(1.15)
Taxes	(529)	(0.13)	(504)	(0.31)
Cash flow from operations	$ 53,652	$ 13.61	$ 20,342	$ 12.39
Interest on debentures	(1,115)	(0.28)	-	-
Cash available for distribution	$ 52,537	$ 13.33	$ 20,342	$ 12.39

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and site restoration provision for 2002 increased to $41.1 million in 2002 from $18.3 million in 2001. The increased provision in 2002 is the result of higher production volumes in 2002. The depletion, depreciation and amortization rate (DD&A) for the year ended December 31, 2002 was $10.43/boe compared with $11.13/boe in 2001. DD&A includes a provision for future site restoration and abandonments of $0.24/boe ($0.14/boe in 2001). The reduction in the DD&A rate from 2001 primarily reflects lower cost reserve additions in 2002.

TAXES

Current taxes paid or payable for the period ending December 31, 2002 primarily represent capital tax and amounted to $0.5 million, comparable to $0.5 million expensed in 2001. Capital taxes are based on debt and equity levels at the end of the year. According to the February 2003 Federal Budget, capital taxes are to be gradually eliminated over the next five years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2002 the Fund recognized an income tax recovery of $16.0 million compared to a $7.5 million recovery in 2001. In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2002 the operating company had a future income tax liability balance of $77.1 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Gascan acquisition, Advantage recorded a future tax liability of $37.9 million. On the Best Pacific acquisition, Advantage recorded a future tax asset of $7.7 million. A future tax asset was recorded because the balance of Best Pacific's tax pools was greater than the amount recorded of the assets acquired.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2002 totalled $167.8 million net of property dispositions of $0.8 million compared to $76.0 million net of property dispositions of $0.7 million in 2001. Expenditures on property and equipment in 2002 amounted to $42.7 million. The majority of the development capital expenditures were incurred on natural gas drilling, completions and tie-ins at Medicine Hat and Vermillion and oil drilling and completions at Acheson and Stoddart.

Capital Expenditures ($ thousands)

	2002	2001
Land and seismic	$ 1,359	$ 628
Drilling, completions and workovers	30,719	4,995
Well equipping and facilities	10,456	3,984
Other	118	95
	$ 42,652	$ 9,702
Acquisition of Best Pacific Resources Ltd.	53,448	-
Acquisition of Gascan Resources Ltd.	63,799	6,900 [1]
Acquisition of Due West Resources	-	60,127
Property acquisitions	8,698	-
Property dispositions	(800)	(706)
Total capital expenditures	$ 167,797	$ 76,023

[1] Represents deposit on Gascan acquisition which was paid in 2001. Acquisition closed on January 4, 2002. Reserve additions related to the acquisition were accounted for in the December 31, 2001 reserve evaluation summary.

ACQUISITIONS

Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. for cash consideration of $70.7 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. Early in 2002 the Fund acquired an additional 10% interest in a natural gas property located in the Medicine Hat area of Alberta for $3.8 million. The Fund acquired a 90% interest in this property as part of the Gascan purchase and now holds a 100% interest in this 24 section block. The acquisition added 19.0 mmboe comprised of 100 bcf of natural gas and 0.7 mmbbls of light oil and NGLs. Reserve additions related to the Gascan acquisition were included in the 2001 reserve evaluation summary.

Best Pacific Resources Ltd.

On November 18, 2002 Advantage acquired Best Pacific for a purchase price, after adjustments, of approximately $53.4 million. The Fund's independent engineers assessed the total established reserves of Best Pacific at 29.7 bcf of natural gas and 3.6 million barrels of oil and natural gas liquids. In addition, Best Pacific has approximately 155,000 acres of undeveloped land supported by 3,000 miles of 2D seismic and 205 square miles of 3D seismic and approximately $66 million in tax pools.

LIQUIDITY AND CAPITAL RESOURCES

On January 29, 2001, the Fund issued 2.5 million Trust Units at a price of $7.90 per Trust Unit generating net proceeds of $18.4 million. These funds were used to finance the acquisition of the Puskwaskau and Medicine Hat properties, which closed early in 2002. In addition, proceeds were used to finance the first quarter 2002 capital development program for the Medicine Hat area. As at December 31, 2002 the Fund had approximately 27.1 million Trust Units outstanding. On January 27, 2003 Advantage issued 1,102,163 Units to the Funds manager and Advantage employees to satisfy the obligation related to the performance incentive fee.

On October 18, 2002 Advantage issued $55 million principal amount of 10% convertible unsecured subordinated debentures. Proceeds of the offering were used to finance the acquisition of Best Pacific Resources. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debenture approximated $2.4 million. As at December 31, 2002 none of the debentures had been converted into Trust Units.

At December 31, 2002 Advantage had bank debt outstanding of $114.2 million. Advantage has an agreement with a Canadian chartered bank that provides for a $150 million facility consisting of $140 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 30, 2003. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2002 Advantage also had a working capital deficiency of $7.1 million. The following table outlines the Fund's sources and uses of funds during 2002:

Sources and Uses of Funds ($ thousands)

Sources of funds	
Cash flow from operations	$ 53,652
Equity issued, net of costs	18,430
Debentures issued, net of costs	52,557
Increase in bank debt	91,055
	$ 215,694
Uses of funds	
Capital expenditures	$ 42,652
Acquisition of Gascan Resources	63,799
Acquisition of Best Pacific	53,448
Property acquisitions (net of dispositions)	7,898
Distributions paid to Unitholders	45,693
Increase in working capital	2,204
	$ 215,694

INDUSTRY RISKS

The oil and gas industry is inherently risky. These risks include the uncertainty of finding new reserves, operational risk associated with the production of oil and natural gas, the volatility of commodity prices, accessing markets to sell hydrocarbons, government regulations, royalty and tax legislation and access to capital markets.

The Fund attempts to mitigate its reserves and production risk by acquiring and exploiting longer life reserves where production is more stable and predictable. Commodity price volatility risk is reduced through the use of an ongoing hedging program. Advantage manages the risk of counterparty default by dealing with financially sound counterparties. The Fund also attempts to mitigate risk by employing highly competent employees in all disciplines, engaging industry recognized financial and legal advisors, using leading edge technology to enhance analysis, maintaining and monitoring forward looking budgets and carrying appropriate levels of business and property insurance. The Fund also has a dedicated and experienced Board of Directors who readily offer their knowledge to the senior management team.

Environmental regulations provide for restrictions and prohibitions on the release of emissions of various substances produced in association with certain crude oil and natural gas operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. The industry is also faced with uncertainties as to availability of access to environmentally sensitive lands for exploration and development activities. The Fund believes it is in compliance with all current environmental legislation and is taking such steps as the Fund believes to be prudent to ensure compliance is maintained.

OUTLOOK

Advantage's objective is to become the leading choice among investors in the oil and gas trust sector. This will be accomplished through the acquisition, development and management of long life, low cost reserves with an emphasis on natural gas. Significant strides have been made since the inception of the Fund in May 2001 in accomplishing this objective. The acquisition of Due West, Gascan and Best Pacific combined with development drilling has increased established reserves by 40.6 mmboe at a cost of $6.01 per boe. The Fund's established reserve life index improved by 54% from 7.1 years to 10.9 years. Since inception of the Fund on May 24, 2001 daily production has grown by 105% from 6,300 boe/d to the 2002 exit rate of approximately 12,900 boe/d.

In 2003, Advantage will continue to follow its strategy of acquiring properties that increase the reserve life index, provide low risk development opportunities and enhance long-term cash flow. Production will also be added through low risk exploitation and development drilling. The Board of Directors approved a capital budget for 2003 of $35 million. To ensure stability of cash distributions and return to Unitholders, the Fund will maintain a hedging plan to guard against the downward volatility of commodity prices.

With the recent strengthening in natural gas prices Advantage is well positioned for strong growth in 2003. The following table indicates the Fund's cash flow sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2003 based on production of 59,100 mcf/d of natural gas and 3,060 bbls/d of crude oil and NGLs and before hedging. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Cash flow ($000)	Cash flow per Unit ($/Unit)
Natural gas		
AECO price change of $0.25/mcf	$ 4,400	$ 0.16
Production change of 1,000 mcf/d	$ 1,300	$ 0.05
Crude oil		
WTI price change of US$1.00/bbl	$ 1,300	$ 0.05
Production change of 200 bbl/d	$ 1,800	$ 0.07
Cdn$0.01 change in the Cdn$/US$ exchange rate	$ 2,400	$ 0.09
1% change in interest rate	$ 1,300	$ 0.04

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of seven members, five of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee has two members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

Consolidated Financial Statements

Management's Report

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the consolidated financial statements together with the operational information contained in this report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout this annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and KPMG LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these consolidated financial statements.

Kelly I. Drader
President & CEO
March 18, 2003

Peter A. Hanrahan
CFO & Controller

Auditors' Report

To the Unitholders of Advantage Energy Income Fund:

We have audited the consolidated balance sheet of Advantage Energy Income Fund as at December 31, 2002 and the consolidated statements of income and accumulated income and cash flows for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the period ended December 31, 2001 were reported on by another firm of chartered accountants who expressed an opinion without reservation in their audit report dated April 9, 2002

Calgary, Canada
March 18, 2003

KPMG LLP
Chartered Accountants

Consolidated Balance Sheets

(thousands of dollars)

Assets	December 31, 2002	December 31, 2001
Current assets		
Accounts receivable	$ 24,057	$ 13,102
Deposit (note 3ii)	-	6,900
Fixed assets (note 4)		
Property and equipment	488,681	275,085
Accumulated depletion & depreciation	(100,889)	(60,763)
	387,792	214,322
	$ 411,849	$ 234,324
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	$ 114,222	$ 889
Accounts payable and accrued liabilities	26,236	13,624
Cash distributions payable to Unitholders (note 7)	4,878	3,690
	145,336	18,203
Long-term debt (note 5)	-	23,167
Provision for future site restoration	5,396	3,096
Future income taxes (note 8)	77,064	55,297
	227,796	99,763
Unitholders' equity		
Unitholders' capital (note 6 and 10)	161,452	128,616
Convertible debentures (note 6)	55,000	-
Accumulated income	36,581	28,044
Accumulated cash distributions	(68,980)	(22,099)
	184,053	134,561
	$ 411,849	$ 234,324

On behalf of the Board of Directors:

Rodger A. Tourigny
Director

Kelly I. Drader
Director

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income and Accumulated Income

(thousands of dollars)

	For the year ended December 31, 2002	For the period May 24, 2001 to December 31, 2001
Revenue		
Petroleum and natural gas sales	$ 97,837	$ 38,595
Royalties, net of Alberta Royalty Credit	(17,344)	(5,899)
	80,493	32,696
Expenses		
Operating	18,486	7,905
General and administrative	2,624	1,691
Management fee (note 1)	930	372
Non-cash performance incentive (note 10)	16,475	-
Interest	4,272	1,882
Depletion, depreciation and site restoration	41,074	18,255
	83,861	30,105
Income (loss) before taxes	(3,368)	2,591
Future income tax recovery (note 8)	(15,992)	(7,480)
Income and capital taxes (note 8)	529	504
Net income	12,095	9,567
Accumulated income, beginning of period	28,044	18,477
Issuance costs on convertible debentures	(2,443)	-
Accumulated interest on convertible debentures	(1,115)	-
Accumulated income, end of period	$ 36,581	$ 28,044
Net income per Trust Unit (note 6)		
Basic and diluted	$ 0.41	$ 0.62

see accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars)

	For the year ended December 31, 2002	For the period May 24, 2001 to December 31, 2001
Operating Activities		
Net income	$ 12,095	$ 9,567
Add (deduct) items not requiring cash:		
Non-cash performance incentive	16,475	-
Future income taxes	(15,992)	(7,480)
Depletion, depreciation and site restoration	41,074	18,255
Cash flow from operations	53,652	20,342
Changes in non-cash working capital	(788)	(8,388)
Cash provided by operating activities	52,864	11,954
Financing Activities		
Units issued, net of costs (note 6)	18,430	83,674
Convertible debentures issued, net of costs	52,557	-
Increase (decrease) in long-term debt	91,055	(3,048)
Cash distributions to Unitholders (note 7)	(45,693)	(18,409)
Cash provided by financing activities	116,349	62,217
Investing Activities		
Expenditures on property and equipment	(42,652)	(9,702)
Property acquisitions	(8,698)	-
Property dispositions	800	706
Acquisition of Best Pacific Resources Inc. (note 3i)	(53,448)	-
Acquisition of Gascan Resources Inc. (note 3ii)	(63,799)	(6,900)
Acquisition of Due West Resources Inc. (note 3iii)	-	(60,127)
Changes in non-cash working capital	(527)	(736)
Cash used in investing activities	(168,324)	(76,759)
Net increase (decrease) in cash	889	(2,588)
Cash (bank indebtedness), beginning of period	(889)	1,699
Cash, end of period	$ 0	$ (889)
Supplementary cash flow information:		
Interest paid	$ 4,560	$ 1,787
Income and capital taxes paid	$ 1,104	$ 744

see accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

All tabular amounts in thousands except for per share amounts

1. STRUCTURE OF THE TRUST

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") (formerly Search Energy Corp.) into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Investor Services Inc. (formerly the Montreal Trust Company) as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and an incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include an incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 10).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

AOG is an oil and natural gas exploitation and development company operating in Western Canada that is a wholly-owned subsidiary of the Trust. These financial statements include the accounts of the Trust and AOG on a consolidated basis from May 24, 2001, the date of the Trust's creation. All intercompany balances and transactions have been eliminated.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit of production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

The net carrying value of the Trust's petroleum and natural gas properties and production equipment is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Credit legislation in effect at the year-end.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Future site restoration

The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions. Cash distributions paid to Unitholders during the period are presented in note 7.

Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Corporation follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading purposes. Proceeds and costs realized from holding the related contracts all of which constitute effective hedges, are recognized in oil and gas revenues at the time that each transaction under a contract is settled (see note 9).

3. ACQUISITIONS

(i) Best Pacific Resources Ltd.

On November 18, 2002 Advantage acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. ("Best Pacific"), an oil and natural gas company, for cash consideration of $53.4 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Net assets acquired and liabilities assumed:	
Property & equipment	$ 46,852
Future income taxes	7,737
Net working capital	212
Future site restoration	(1,353)
	$ 53,448

Consideration:	
Cash	$ 51,849
Acquisition costs incurred	1,599
	$ 53,448

(ii) Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.7 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit. Results from operations are included in the Fund's consolidated financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 108,592	Cash	$ 69,000
Future income taxes	(37,893)	Acquisition costs incurred	1,699
	$ 70,699		$ 70,699

(iii) Due West Resources Ltd.

On July 26, 2001 Advantage acquired all of the issued and outstanding shares of Due West Resources Ltd. ("Due West"), an oil and natural gas company, for cash consideration of $60.1 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 87,042	Cash	$ 59,664
Net working capital	1,441	Acquisition costs incurred	463
Future income taxes	(27,353)		$ 60,127
Future site restoration	(1,003)		
	$ 60,127		

4. FIXED ASSETS

During the year ended December 31, 2002, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $1,319,000 (period ending December 31, 2001, $742,000).

Costs of $18,010,000 for unproven properties have been excluded from the calculation of depletion expense.

5. BANK INDEBTEDNESS

Effective January 1, 2002 a change in Canadian generally accepted accounting principles requires that all credit facilities that are revolving in nature and are due within one year must be disclosed as part of current liabilities.

Advantage has an agreement with a Canadian chartered bank which provides for a $140 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 30, 2003. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

At December 31, 2002, the effective interest rate on the outstanding amounts under the facility was 5.1%.

6. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at May 24, 2001	12,834,282	$ 44,942
Issued for cash, net of costs	11,764,500	83,674
Balance at December 31, 2001	24,598,782	128,616
Issued for cash, net of costs	2,500,000	18,430
Balance at December 31, 2002	27,098,782	$ 147,046
Non-cash performance incentive	1,102,163	14,406
	28,200,945	$ 161,452

On October 4, 2001 and October 11, 2001 Advantage issued 5,000,000 and 750,000 Trust Units respectively at $7.50 per Trust Unit and on December 18, 2001 Advantage issued 6,014,500 Trust Units at $7.65 per Trust Unit. Total net proceeds were $83.7 million (net of issue costs of $5.5 million).

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit. Total net proceeds were $18.4 million (net of issue costs of $1.3 million).

On January 27, 2003 the Trust issued 1,102,163 Trust Units to satisfy the obligation related to the performance incentive fee (see note 10).

(ii) Convertible Debentures

On October 18, 2002 Advantage issued $55 million principle amount of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. Issue costs associated with the convertible debenture approximated $2.4 million.

(iii) Trust Units Rights Incentive Plan

Effective June 25, 2002 a Trust Units Rights Incentive Plan for external Directors of the Fund was established and approved by the Unitholders of Advantage. A total of 250,000 Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders. No compensation expense is recognized for the rights plan when the rights are issued. Any consideration received on exercise of the Unit right is credited to share capital.

	Number	Price
Granted during 2002	175,000	$ 11.38
Reduction of exercise price		(0.80)
Balance at December 31, 2002	175,000	$ 10.58

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a December 31, 2002 unit price of $12.92, the increase in the intrinsic value of the Trust Unit Rights during the period was approximately $409,000 ($0.02 per Trust Unit).

(iv) Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the period ended December 31, 2002 of 26,900,152 and 27,829,645 respectively and basic and diluted Trust Units outstanding of 15,495,106 for the period ending December 31, 2001.

7. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid/payable as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Jan. 31, 2002	Jan. 31, 2002	Feb. 15, 2002	$ 4,065	$ 0.15
Feb. 28, 2002	Feb. 28, 2002	Mar. 15, 2002	$ 3,523	$ 0.13
Mar. 31, 2002	Mar. 28, 2002	Apr. 15, 2002	$ 3,523	$ 0.13
Apr. 30, 2002	Apr. 30, 2002	May 15, 2002	$ 3,523	$ 0.13
May 31, 2002	May 31, 2002	June 17, 2002	$ 3,523	$ 0.13
June 30, 2002	June 28, 2002	July 15, 2002	$ 3,523	$ 0.13
July 31, 2002	July 31, 2002	Aug. 15, 2002	$ 3,523	$ 0.13
Aug. 31, 2002	Aug. 30, 2002	Sept. 16, 2002	$ 3,523	$ 0.13
Sept. 30, 2002	Sept. 30, 2002	Oct. 15, 2002	$ 3,523	$ 0.13
Oct. 31, 2002	Oct. 31, 2002	Nov. 15 2002	$ 4,878	$ 0.18
Nov. 30, 2002	Nov. 29, 2002	Dec. 16, 2002	$ 4,878	$ 0.18
Dec. 31, 2002	Dec. 31, 2002	Jan. 15, 2003	$ 4,878	$ 0.18
			$ 46,883	$ 1.73

8. INCOME TAXES

The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense (COGPE) and unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	For the year ended Dec. 31, 2002	For the period May 24, 2001 to Dec. 31, 2001
Income (loss) before taxes	$ (3,368)	$ 2,591
Expected income tax expense (recovery) at statutory rates	(1,424)	1,111
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	6,044	2,036
Resource allowance	(6,458)	(2,659)
Amounts included in trust income and other	(14,154)	(7,968)
Future income tax recovery	(15,992)	(7,480)
Income and capital taxes	529	504
	$ (15,463)	$ (6,976)

The components of the future income tax liability at December 31, 2002 are as follows:

Property and equipment in excess of tax basis	$ 80,402	$ 54,943
Future site restoration deductions	(1,711)	(1,323)
Non-capital tax loss carry forward	(1,877)	(1,265)
Other	250	2,942
Future income tax liability	$ 77,064	$ 55,297

The Fund has non-capital tax loss carry forward of approximately $12.5 million which expires in 2009.

9. FINANCIAL INSTRUMENTS

Financial instruments of the Fund consist of current assets, current liabilities and long-term debt. As at December 31, 2002, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks.

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2002 the following instruments were outstanding:

Instrument	Quantity	Terms	Effective Period	Settlement Value
Natural Gas - AECO				
Collar	6,000 gj/d	$4.75 - $6.00/gj	Nov. 1, 2002 - Mar. 31, 2003	$ (155)
Swap	5,000 gj/d	$4.50/gj	Sept. 1, 2002 - Feb. 28, 2003	(680)
Swap	7,500 gj/d	$4.74/gj	Oct. 1, 2002 - Mar. 31, 2003	(764)
Collar	7,500 gj/d	$4.75 - $5.93/gj	Nov. 1, 2002 - Mar. 31, 2003	(1)
Swap	5,000 gj/d	$4.93/gj	Oct. 1, 2002 - Mar. 31, 2003	(487)
Collar	8,000 gj/d	$4.50 - $6.00/gj	Nov. 1, 2002 - Mar. 31, 2003	(220)
Crude oil - WTI				
Collar	200 bbls/d	US$24.80 - 28.00/bbl	Oct. 1, 2002 - Sept. 30, 2003	(43)
Swap	1,000 bbls/d	Cdn$43.57/bbl	Nov. 1, 2002 - Jan. 31, 2003	(234)
				$ (2,584)

10. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2002 opening and closing Unit prices were $8.02 and $13.07 respectively. Cash distribution for the year amounted to $1.73 per Trust Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. On January 27, 2003 the Fund issued 1,102,163 Advantage Trust Units to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

Corporate Information

Directors

Gary F. Bourgeois
Vice President, Corporate Development,
Advantage Energy Income Fund
Toronto, Ontario

Kelly I. Drader
President & CEO,
Advantage Energy Income Fund
Calgary, Alberta

Ronald A. McIntosh [3]
President & CEO,
Navigo Energy Ltd.
Calgary, Alberta

Roderick M. Myers [2] [3]
Independent oil & gas consulting engineer,
Calgary, Alberta

Steven B. Sharpe [1] [2]
Managing Director,
The EBS Corporation
Toronto, Ontario

Lamont C. Tolley [1] [4]
President,
Genex Energy Inc.
Calgary, Alberta

Rodger A. Tourigny [1] [3]
President,
Tourigny Management Ltd.
Calgary, Alberta

[1] Member of Audit Committee
[2] Member of Corporate Governance &Compensation Committee
[3] Member of Independent Reserve Evaluation Committee
[4] Chairman of the Board

Transfer Agent

Computershare Trust Company of Canada
710, 530 - 8 Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6598
Toll free: 1-888-267-6555
email: caregistryinfo@computershare.com

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Peter A. Hanrahan
CFO & Controller

Richard P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP
Calgary, Alberta

Bankers

The Bank of Nova Scotia
The Bank of Montreal
National Bank of Canada

Independent Reserve Evaluators

Sproule Associates Limited
Calgary, Alberta

Legal Counsel

Burnet, Duckworth and Palmer
Calgary, Alberta

Toronto Stock Exchange Trading Symbol

AVN.UN

Corporate Offices

Petro-Canada Centre
Suite 3100
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Toll free: 1-866-393-0393
visit our website at www.advantageincome.com

The Advantage Team

Randy Allen
Gloria Ang
Gary Bourgeois
David Brock
Sterling Burrell
Pat Cairns
Wendy Chow
Rebecca Clark
Tony Coombs
David Cronkhite
Tallis Dent
Mike Downie
Kelly Drader
Angela Durlacher-Nieddu
Lynn Dyson
Sandra Forsythe
Jodie Gagola
Fran Goulet
Peter Hanrahan
Jeff Heim
Diana Hilchey
Weldon Kary
Al Lambert
Lila Larouche
Margaret Lee
Shark Leung
Janet McAslan
Rick Mazurkewich
Pat Newton
Pat Nielsen
Jacqueline Paré
Len Rancourt
Gordon Reich
Sandra Ronney
Theresa Sacha
Wendy Spencer
Louise Stevenson
Tony Takahashi
Linda Tang
Glenda Wiens
Barry Wilmot

Abbreviations

AECO - Alberta Energy Company interconnect with the Nova System
API - American Petroleum Institute
bbls - barrels
mbbls - thousand barrels
mmbbls - million barrels
bbls/d - barrels per day
boe - barrels of oil equivalent (6 mcf = 1 bbl)
mboe - thousand barrels of oil equivalent
boe/d - barrels of oil equivalent per day
bcf - billion cubic feet
mcf - thousand cubic feet
mmcf - million cubic feet
mcf/d - thousand cubic feet per day
mmbtu - million British thermal units
gj - gigajoules
NGLs - natural gas liquids
WTI - West Texas Intermediate


ADVANTAGE
ENERGY INCOME FUND

Suite 3100, 150 - 6 Avenue SW
Calgary, Alberta
T2P 3Y7
Telephone: (403) 261-8810
Toll Free: 1-866-393-0393
www.advantageincome.com